FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated February 3, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: March 14, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Found to Own 30.4% of 1.04 Million Ounce Taurus Resource as American Bonanza Corrects Press Release

For Immediate Release.  Vancouver, BC, February 3, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, “Cusac”), reports that American Bonanza Gold Corp. (“Bonanza”), in a news release dated February 2, 2006, has corrected a January 31, 2006 news release announcing a resource estimate that erroneously incorporated Cusac’s portion of the Taurus Project into their own claim holdings.   As a result of the error, Bonanza reduced its initial estimate of 1,040,866 inferred ounces by 316,347 ounces, or 30.4%, as those resources would be on Cusac’s claims, not Bonanza’s.

Bonanza’s January 31 release reported that they had received a National Instrument 43-101 compliant resource estimate by Wardrop Engineering Inc. on the Taurus Project, located near Cassiar in Northern BC, that estimated an inferred mineral resource totaling 1.04 million contained ounces of gold in 32,386,000 tonnes averaging one gram per tonne, based on over 370 drill holes with a combined length of 41,500 metres of diamond drilling.

After reviewing Bonanza’s January 31 disclosure, Cusac contacted Bonanza to inform them that many of the drill holes used in arriving at the resource calculation were in fact located on mineral claims owned by Cusac.  This prompted Bonanza to investigate the matter, resulting in a correction being published February 2, 2006.  Cusac would like to thank Bonanza for its prompt action in rectifying the error.

For the benefit of investors, Cusac would like to clarify that in its own disclosures the term “Taurus Project” means a number of bulk tonnage gold zones delineated primarily by Cyprus Canada Inc. in 1995 and 1996 under agreements with Cusac and International Taurus Resources, and presently located on claims owned by both Cusac and Bonanza.  This definition contrasts with Bonanza’s disclosures that use the phrase “Bonanza's 100-per-cent-owned Taurus Project.”  Under Cusac’s current definition, and Cyprus Canada’s historic definition, Bonanza does not own 100% of the Taurus Project.

For clarity, the bulk tonnage gold target called the Taurus II Project recently discovered by Cusac, located 2.5 KM to the southeast of the Taurus Project, is not a part of the Taurus Project, and is 100% owned by Cusac. Also, Cusac’s Taurus Project holdings, the Taurus II Project, and the Table Mountain Gold Mine are all part of a much larger land package called the Table Mountain Property that covers the vast majority of the entire Cassiar Gold Camp.

“Cusac had the entire Taurus Project under option in 1999-2000, has been the owner of the nearby Table Mountain Gold Mine since 1992, and has held key ground in the area since the 1970’s.  As such, Cusac has extensive knowledge of the Taurus Project and the surrounding Cassiar Gold Camp.  Cusac made numerous attempts to open up knowledge and information sharing channels with Bonanza with no success.” said Cusac CEO David Brett.  “I believe better communication between the two companies could easily have averted the serious mistake that has been made, and I look forward to working with Bonanza in the future to ensure that this excellent gold project moves forward as it should.”

A Taurus Project property map can be viewed on our website www.cusac.com. Also posted on the website is a 43-101 Prefeasibility Study for re-opening the Cusac mill to exploit reserves in high grade quartz veins at Cusac’s Table Mountain Gold Mine located a few kilometers south of the Taurus Project, and a separate 43-101 study recommending a major exploration program to discover additional low grade, bulk tonnage gold mineralization on the Taurus II Project.  Cusac recently presented a technical paper at the 2006 Cordilleran Roundup meeting in Vancouver entitled "Emerging Bulk Tonnage Potential at the High Grade Cassiar Gold Camp, Northern BC".

George Sanders, M.Sc, P.Geo is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical content of this News Release.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.